First Amended Employment Agreement

This First Amended Employment Agreement (this “Amendment”) is made on December 30, 2016 (the “Execution Date”), but is effective as of October 7, 2016 (the “Effective Date”), by and between American Housing Income Trust, Inc., a Maryland corporation with a mailing address for notice purposes of 34225 N. 27th Drive Building 5 in Phoenix, Arizona 85058, which is the location of its wholly-owned subsidiary, American Realty Partners, LLC, an Arizona limited liability company (the “Company”), and Sean Zarinegar with a mailing address for notice purposes of 42132 North Mountain Cover Drive in Anthem, Arizona 85086 (the “Executive”). This Amended Agreement amends the Employment Agreement between the Company and the Executive dated February 25, 2016 (the “Employment Agreement”).

WHEREAS, the Company wishes to continue to secure the services of Executive for the term of the Employment Agreement subject to the amendments and modifications thereto set forth in this Amendment.

WHEREAS, the Executive, as a beneficial owner of greater than 10% of the issued and outstanding stock in the Company, and as one of two Directors on the Board of Directors and sole Officer, has agreed to this Amendment as of the Effective Date as a cost-savings measure for the Company.

WHEREAS, as of the Effective Date, the Executive was entitled to the issuance of 1,000,000 shares of common stock on the first anniversary of the Employment Agreement, or February 26, 2017, and then the issuance of 1,000,000 shares on the second anniversary and third anniversary. The Executive has agreed to waive his rights to this issuance in favor of the reduced issuance set forth in Section 1 herein.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto hereby agree as follows:

1. Amendment to Section 6. The Executive agrees to the following amendment to Section 6 of the Employment Agreement:

“6.         COMPENSATION

The Company had originally retained the services of the Executive on an independent contractor basis to advise the Board of Directors and to serve in the capacity as an officer, and had issued shares to the Executive as set forth in the Company’s filings with the United States Securities and Exchange Commission. The Executive has agreed to waive at this time compensation in order for the Company to meet other unrelated financial obligations. The Company has agreed to issue 616,180 shares of its restricted common stock to the Executive, as of the Effective Date, by the Executive, using his sole discretion, exercising his right to issuance by providing notice to the Board of Directors. The Executive agrees that this issuance is in lieu of his rights to the issuance set forth in the Agreement.

Executive shall be entitled to participate in the Employee Stock Option Plan of the Company, once the Board of Directors for the Company ratifies and approves. The Company and Executive acknowledge and agree that modification of any compensation structure requires a written document signed by both parties. If for any reason the Agreement is terminated, all compensation and commission due to the Executive, either earned directly or indirect, shall be paid by the Company in full to Executive in accordance with this schedule and the laws of Arizona, and shall be paid in the usual course of Company’s payroll.”

2. Balance of Employment Agreement. The balance of the Employment Agreement shall remain in full force and effect.

3. Counterparts and Signature. This Amendment may be signed in counterpart with electronic or facsimile signatures constituting originals for all intents and purposes.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

AGREED:

AMERICAN INCOME HOUSING TRUST, INC.

/s/Sean Zarinegar

Sean Zarinegar

Chief Executive Officer

EXECUTIVE

/s/Sean Zarinegar

Sean Zarinegar

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